TO: SECURITIES EXCHANGE COMMISSION

Change



05006510

RECEIVED
2005 MAR 10 A 11: C
OFFICE OF INTERNATIONAL CORPORATE

Appendix 3Y

Change of Director's Interest Notice

82-34

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

SUPPL

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN CHARLES ELLICE FLINT
Date of last notice	3 March 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	
No. of securities held prior to change	Details notified on 3 March 2005.
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on market trade, off market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy back	

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

dlw 3/17

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Mr Ellice-Flint has entered into a financing arrangement with Macquarie Bank Limited to fund the exercise of 2,000,000 options (each over one fully paid ordinary share in Santos Limited) granted pursuant to the Santos Executive Share Option Plan ("SESOP"). The transaction includes the purchase of a put option which provides security for the financing amount of $11,660,000. The put option has the effect of protecting the value of the shares at a nominated level below the current share price. The put option is only exercisable on the maturity date of the transaction in March 2006.
Nature of interest	Direct interest.
Name of registered holder (if issued securities)	John Charles Ellice-Flint.
Date of change	2 March 2005
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	2,000,000 Santos Limited fully paid ordinary shares.
Interest acquired	See description in "Detail of Contract" above.
Interest disposed	See description in "Detail of Contract" above.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	A premium was paid to Macquarie Bank Limited for the transaction.
Interest after change	3,000,000 fully paid ordinary Shares 1,000,000 options issued pursuant to SESOP.

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 3rd March 2005

Wildcat Exploration Wells

Ras Abu Darag 1 (previously known as Osage)

Type	Oil Exploration	
Location	Egypt, Central Gulf of Suez Ras Abu Darag Block, 20 km W of the Onshore Sudr Oil Field.	
Status at 0600hrs 02/03/05 (Cairo Time)	Pulling out of hole to run casing bond log. The current depth is 3631m with no progress for the week. Due to mechanical difficulties with the 194mm liner, the well is to be plugged back and sidetracked from below the 340mm casing shoe.	
Planned Total Depth	5442m MD (4755m TVD)	
Interest	Devon	50%
	Santos Group	50%
Operator	Devon Energy	

ST27-L1 (Cougar B)

Type	Gas Exploration	
Location	Offshore Texas State Waters, USA High Island Block 27.	
Status at 1500hrs 02/02/05 (Houston Time)	Drilling ahead intermediate hole. Current depth is 2525m with 465m progress for the week.	
Planned Total Depth	4877m	
Interest	Santos Group	75%
	Sabco	25%
Operator	Santos	

Pangkal 1

Type	Oil Exploration	
Location	Indonesia Papalang, PSC, Kutei Basin, Offshore Kalimantan, 55km SE of the Gada 1 Gas Field, and 220km ENE of Balikpapan.	
Status at 1500hrs 02/02/05 (Jakarta Time)	Preparing to run intermediate wireline logs. The current depth is 4166m with 1092m progress for the week. Pangkal 1, which spudded on 20/02/05, is being drilled at a water depth of 2300m.	
Planned Total Depth	4907m	
Interest	ENI	25%
	Santos Group	20%
	Zudavi	31%
	Unocal	24%
Operator	Unocal	

During the week ending 3rd March, 2005 Santos Limited also participated in 1 delineation and 12 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 3rd March 2005

Delineation Wells (Near Field Exploration / Appraisal Wells)

Hardy GU 1 ST1

Type	Gas Delineation
Location	Texas, USA Mustang Prospect, Matagorda County.
Status at 0600hrs 02/03/05 (Houston Time)	Drilling ahead after sidetracking well. The original well reached a depth of 2750m where mechanical difficulties necessitated plugging back. The well was sidetracked from approximately 2134m, and is currently drilling ahead at 2180m.
Planned Total Depth	4785m
Interest	Santos Group 45.0% WI
Operator	Santos

Enquiries:

Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 3rd March, 2005 Santos Limited also participated in 1 delineation and 12 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	2,000,000
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with the Listing Rules.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$5.83 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue consequent upon exercise of 2,000,000 options granted on 26 August 2000 pursuant to the Santos Executive Share Option Plan.

7	Dates of entering securities into uncertificated holdings or despatch of certificates	02 March 2005

		Number	Class
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	587,440,738	Fully paid ordinary shares.
		6,000,000	Franked unsecured equity listed securities (FUELS).

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
		32,400	(i) held by eligible employees; and
		178,027	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
		67,250	Executive share plan '0' shares of 25 cents each paid to 1 cent.
		57,750	Executive share plan '2' shares of 25 cents each paid to 1 cent.
		3,438,972	Executive options issued pursuant to the Santos Executive Share Option Plan.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 02 March 2005
Company Secretary

Print name: WESLEY JON GLANVILLE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN CHARLES ELLICE-FLINT
Date of last notice	19 December 2000

Part 1 Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	For shares: an indirect interest; For other securities: a direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial entitlement to 1,000,000 fully paid ordinary shares held under a trust structure by Sesap Pty Ltd.
Date of change	2 March 2005
No. of securities held prior to change	1,000,000 fully paid ordinary shares and 3,000,000 options issued pursuant to the Santos Executive Share Plan ('SESOP')
Class	Fully paid ordinary shares and options issued pursuant to SESOP
Number acquired	2,000,000 fully paid ordinary shares
Number disposed	2,000,000 options issued pursuant to SESOP
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.83 per share
No. of securities held after change	3,000,000 fully paid ordinary shares and 1,000,000 options issued pursuant to SESOP

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of 2,000,000 fully paid ordinary shares consequent upon the exercise of 2,000,000 options granted on 26 August 2000 pursuant to SESOP

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	24,989
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with the Listing Rules.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$6.38 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue consequent upon exercise of 24,989 options granted on 12 December 2003 pursuant to the Santos Executive Share Option Plan.

7	Dates of entering securities into uncertificated holdings or despatch of certificates	02 March 2005

		Number	Class
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	587,465,727	Fully paid ordinary shares.
		6,000,000	Franked unsecured equity listed securities (FUELS).

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
		32,400	(i) held by eligible employees; and
		178,027	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
		67,250	Executive share plan '0' shares of 25 cents each paid to 1 cent.
		57,750	Executive share plan '2' shares of 25 cents each paid to 1 cent.
		3,413,983	Executive options issued pursuant to the Santos Executive Share Option Plan.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29 Date rights trading will end (if applicable)

30 How do security holders sell their entitlements *in full* through a broker?

31 How do security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do security holders dispose of their entitlements (except by sale through a broker)?

33 Despatch date

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ✓ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 02 March 2005
Company Secretary

Print name: WESLEY JON GLANVILLE

APPENDIX 3B

New issue announcement,
application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	2,000,000
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with the Listing Rules.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$5.83 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue consequent upon exercise of 2,000,000 options granted on 26 August 2000 pursuant to the Santos Executive Share Option Plan.

7	Dates of entering securities into uncertificated holdings or despatch of certificates	02 March 2005	
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	587,440,738	Fully paid ordinary shares.
		6,000,000	Franked unsecured equity listed securities (FUELS).

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
		32,400	(i) held by eligible employees; and
		178,027	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
		67,250	Executive share plan '0' shares of 25 cents each paid to 1 cent.
		57,750	Executive share plan '2' shares of 25 cents each paid to 1 cent.
		3,438,972	Executive options issued pursuant to the Santos Executive Share Option Plan.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29 Date rights trading will end (if applicable)

30 How do security holders sell their entitlements *in full* through a broker?

31 How do security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do security holders dispose of their entitlements (except by sale through a broker)?

33 Despatch date

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 02 March 2005
Company Secretary

Print name: WESLEY JON GLANVILLE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN CHARLES ELLICE-FLINT
Date of last notice	19 December 2000

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	For shares: an indirect interest; For other securities: a direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial entitlement to 1,000,000 fully paid ordinary shares held under a trust structure by Sesap Pty Ltd.
Date of change	2 March 2005
No. of securities held prior to change	1,000,000 fully paid ordinary shares and 3,000,000 options issued pursuant to the Santos Executive Share Plan ('SESOP')
Class	Fully paid ordinary shares and options issued pursuant to SESOP
Number acquired	2,000,000 fully paid ordinary shares
Number disposed	2,000,000 options issued pursuant to SESOP
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.83 per share
No. of securities held after change	3,000,000 fully paid ordinary shares and 1,000,000 options issued pursuant to SESOP

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of 2,000,000 fully paid ordinary shares consequent upon the exercise of 2,000,000 options granted on 26 August 2000 pursuant to SESOP

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change *Note: Details are only required for a contract in relation to which the interest has changed*	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	24,989
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with the Listing Rules.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$6.38 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue consequent upon exercise of 24,989 options granted on 12 December 2003 pursuant to the Santos Executive Share Option Plan.

7	Dates of entering securities into uncertificated holdings or despatch of certificates	02 March 2005	
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	587,465,727	Fully paid ordinary shares.
		6,000,000	Franked unsecured equity listed securities (FUELS).

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
		32,400	(i) held by eligible employees; and
		178,027	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
		67,250	Executive share plan '0' shares of 25 cents each paid to 1 cent.
		57,750	Executive share plan '2' shares of 25 cents each paid to 1 cent.
		3,413,983	Executive options issued pursuant to the Santos Executive Share Option Plan.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29 Date rights trading will end (if applicable)

30 How do security holders sell their entitlements *in full* through a broker?

31 How do security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do security holders dispose of their entitlements (except by sale through a broker)?

33 Despatch date

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 02 March 2005
Company Secretary

Print name: WESLEY JON GLANVILLE

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	2,000,000
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with the Listing Rules.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$5.83 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue consequent upon exercise of 2,000,000 options granted on 26 August 2000 pursuant to the Santos Executive Share Option Plan.

7	Dates of entering securities into uncertificated holdings or despatch of certificates	02 March 2005	
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	587,440,738	Fully paid ordinary shares.
		6,000,000	Franked unsecured equity listed securities (FUELS).

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
		32,400	(i) held by eligible employees; and
		178,027	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
		67,250	Executive share plan '0' shares of 25 cents each paid to 1 cent.
		57,750	Executive share plan '2' shares of 25 cents each paid to 1 cent.
		3,438,972	Executive options issued pursuant to the Santos Executive Share Option Plan.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 02 March 2005
Company Secretary

Print name: WESLEY JON GLANVILLE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN CHARLES ELLICE-FLINT
Date of last notice	19 December 2000

Part 1 Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	For shares: an indirect interest; For other securities: a direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial entitlement to 1,000,000 fully paid ordinary shares held under a trust structure by Sesap Pty Ltd.
Date of change	2 March 2005
No. of securities held prior to change	1,000,000 fully paid ordinary shares and 3,000,000 options issued pursuant to the Santos Executive Share Plan ('SESOP')
Class	Fully paid ordinary shares and options issued pursuant to SESOP
Number acquired	2,000,000 fully paid ordinary shares
Number disposed	2,000,000 options issued pursuant to SESOP
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.83 per share
No. of securities held after change	3,000,000 fully paid ordinary shares and 1,000,000 options issued pursuant to SESOP

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of 2,000,000 fully paid ordinary shares consequent upon the exercise of 2,000,000 options granted on 26 August 2000 pursuant to SESOP

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	24,989
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with the Listing Rules.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$6.38 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue consequent upon exercise of 24,989 options granted on 12 December 2003 pursuant to the Santos Executive Share Option Plan.

7	Dates of entering securities into uncertificated holdings or despatch of certificates	02 March 2005	
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	587,465,727	Fully paid ordinary shares.
		6,000,000	Franked unsecured equity listed securities (FUELS).

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
		32,400	(i) held by eligible employees; and
		178,027	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
		67,250	Executive share plan '0' shares of 25 cents each paid to 1 cent.
		57,750	Executive share plan '2' shares of 25 cents each paid to 1 cent.
		3,413,983	Executive options issued pursuant to the Santos Executive Share Option Plan.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 02 March 2005
Company Secretary

Print name: WESLEY JON GLANVILLE

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LIMITED
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KENNETH ALFRED DEAN
Date of appointment	23 FEBRUARY 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
NIL	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LIMITED
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHRISTOPHER JOHN RECNY
Date of appointment	23 FEBRUARY 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
NIL	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LIMITED
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KENNETH ALFRED DEAN
Date of appointment	23 FEBRUARY 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
NIL	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LIMITED
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHRISTOPHER JOHN RECNY
Date of appointment	23 FEBRUARY 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
NIL	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923



Week Ending 10th March 2005

Wildcat Exploration Wells

Ras Abu Darag 1/ST 1 (previously known as Osage)

Type	Oil Exploration	
Location	Egypt, Central Gulf of Suez Ras Abu Darag Block, 20 km W of the Onshore Sudr Oil Field.	
Status at 0600hrs 09/03/05 (Cairo Time)	Pulling out of hole to pick up new bit after milling a window in casing from 1522m to 1526m for sidetrack operations. Current depth is 1531m having plugged back the well from 3631m.	
Planned Total Depth	5442m MD (4755m TVD)	
Interest	Devon	50%
	Santos Group	50%
Operator	Devon Energy	

ST27-L1 (Cougar B)

Type	Gas Exploration	
Location	Offshore Texas State Waters, USA High Island Block 27.	
Status at 1500hrs 09/03/05 (Houston Time)	Preparing to drill ahead after running 300mm casing. Current depth is 2561m with 36m progress for the week.	
Planned Total Depth	4877m	
Interest	Santos Group	75%
	Sabco	25%
Operator	Santos	

Pangkal 1

Type	Oil Exploration	
Location	Indonesia Papalang, PSC, Kutei Basin, Offshore Kalimantan, 55km SE of the Gada 1 Gas Field, and 220km ENE of Balikpapan.	
Status at 0600hrs 10/03/05 (Jakarta Time)	Drilling ahead. The current depth is 4715m with 549m progress for the week.	
Planned Total Depth	4907m	
Interest	ENI	25%
	Santos Group	20%
	Zudavi	31%
	Unocal	24%
Operator	Unocal	

During the week ending 10th March, 2005 Santos Limited also participated in 3 delineation and 13 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos

Week Ending 10th March 2005

Delineation Wells (Near Field Exploration / Appraisal Wells)

Hardy GU 1 ST1

Type	Gas Delineation	
Location	Texas, USA Mustang Prospect, Matagorda County.	
Status at 1500hrs 09/03/05 (Houston Time)	Drilling ahead. The current depth is 4166m with 1986m progress for the week.	
Planned Total Depth	4785m	
Interest	Santos Group	45.0% WI
Operator	Santos	

Von Gonten 1

Type	Near Field Gas Exploration	
Location	Texas, USA Tribute Prospect, Karnes County	
Status at 0600hrs 09/03/05 (Houston Time)	Preparing to drill ahead after setting surface casing. The current depth & progress for the week is 91m. Von Gonten 1 spudded on 3/3/05	
Planned Total Depth	4740m	
Interest	Santos WI	40%
Operator	Carrizo	

Coot 1

Type	Near Field Oil Exploration	
Location	Timor Sea, Northern Territory (AC/L2 & AC/L3) 4.5km NNW of Challis oil field & some 630km W of Darwin	
Status at 0600hrs 10/03/05	Drilling ahead. The current depth & progress for the week is 928m. Coot 1 spudded on 7/3/05	
Planned Total Depth	1625m	
Interest	Santos Group	10.3125%
	Coogee Resources	64.6875%
	OMV Petroleum	18.7500%
	Mobil Australia	6.2500%
Operator	Coogee Resources	

South East Gobe 11(Pilot)

Type	Oil Appraisal	
Location	Onshore PNG PDL 4, Pilot hole being drilled from the Saunders 1 drilling location some 17km from the Gobe Industrial Park.	
Status at 0000hrs 10/03/05	Drilling ahead. Current depth & progress for the week is 263m. SE Gobe 11 spudded on 4/3/05.	
Planned Total Depth	1530m	
Interest	Oil Search	52.9 %
	Southern Highlands Petroleum	22.69 %
	Barracuda	9.39 %
	Ampolex	5.95 %
	Cue PNG Oil Company	3.29 %
	Petroleum Resources Gobe	3.18 %
	Merlin Petroleum	2.78 %
Operator	Oil Search	

Enquiries:

Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 10th March, 2005 Santos Limited also participated in 3 delineation and 13 development wells.
A complete list of Santos' drilling activity is available from www.santos.com


Santos
www.santos.com

10 March 2005

Santos appoints new Investor Relations executive

Former Merrill Lynch investment banker, Mr Andrew Seaton, has joined Santos Limited as its new Group Executive, Investor Relations.

In this role, Mr Seaton will be responsible for managing Santos' relationships with the broader investment community, to ensure that the Company's strategies, value drivers and results are understood by investors.

Mr Seaton has over eight years experience in the financial markets including six years in investment banking with Merrill Lynch in Melbourne and New York, with a focus on corporate finance and mergers and acquisitions advisory in the natural resources sector.

Prior to joining Merrill Lynch, he worked for over ten years in engineering and project management in the oil and gas sector, gaining experience across a broad range of projects for companies including Santos, Woodside, BP, Shell and Esso.

His most recent position was Client Director, Corporate Banking with National Australia Bank, with responsibility for relationship management across resources and building materials clients in southern Australia.

Mr Seaton has an Honours Degree in Chemical Engineering from the University of Adelaide, and a Graduate Diploma in Business Administration from the University of South Australia.

"It is pleasing to secure someone of Mr Seaton's calibre for this important position, especially given his unique finance and engineering background," Santos' Managing Director, Mr John Ellice-Flint, said today.

FOR FURTHER INFORMATION PLEASE CONTACT:

Kathryn Mitchell
Media Adviser
(08) 8218 5260

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Photograph of Mr Seaton is available